August 29, 2008
Ms. Tia Jenkins
Securities and Exchange Commission
Office of Beverages, Apparel, and Health Care Services
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

RE:	The Cato Corporation Form 10-Q for Quarterly Period Ended May 03, 2008 and filed June 11, 2008 File No. 001-31340
Dear Ms. Jenkins:
In regards to your letter dated August 5, 2008 for our filing referenced above, we respectfully submit the following information regarding the timing and value of the Company’s ARS investments. The following issues were raised:
i.	Based on your disclosure on page 20 of your Form 10-K for the year ended February 2, 2008 that (i) your “ability to liquidate these investments in the near term may be limited” and (ii) you do “not currently intend to liquidate these securities until market conditions improve,” tell us why you believe current classifications of your ARS is appropriate at May 3, 2008.
ii.	Considering the failed auctions during the quarter, tell us how you valued your ARS in the context of SFAS 157. Specifically address the inputs observed and how the failed auctions were overcome in your determination.
As stated in the 10-K, the Company had $13.9 million of failed ARS as of March 25, 2008, which was a reduction from $17.4 million as of year ended February 2, 2008. The failed ARS balance was further reduced to $7.4 million in four securities as of first quarter ended May 3, 2008, which represented the Company’s Level 2 total for short-term investments. The $10.1 million reduction in the failed ARS balance for the first quarter was made up of nine securities that all sold at a successful auction for par.
Based on the experience above, we concluded, both at year ended February 2, 2008 and first quarter ended May 3, 2008, that, more likely than not, the remaining failed ARS would clear within 12 months as market conditions improve. Per ARB 43, Chapter 3a we reasonably expect these failed ARS securities to be realized within a year. Based on our interpretation of ARB 43, Chapter 3a and our evaluation of the current market conditions we conclude these failed ARS should be classified as current assets. And, in fact, as of second quarter ended August 2, 2008, the amount of failed ARS is down to $4.4 million in two investments that are now expected to be repurchased by the broker-dealers by year-end.

8100 Denmark Road
P.O. Box 34216
Charlotte, North Carolina 28234
(704) 554-8510

At May 3, 2008 the Company’s failed ARS balance was comprised of $5.7 million in tax-free municipal revenue bonds and $1.7 million in tax-free student loan issues. We classified these failed ARS securities as Level 2 items under SFAS157 in our 10-Q for quarter ended May 3, 2008 since they were not trading within ARS auctions and there was not an actively quoted market price for these securities. Accordingly, we used a number of market based inputs to estimate the fair value of these securities including (i) the underlying credit quality of the issuer and insurer and the probability of default of the issue, (ii) the Company’s experience and observations with ARS investments that were similar in many material aspects such as credit rating, yield, coupon or term to the remaining failed securities, (iii) the present value of future principal and interest payments discounted at rates reflecting current market conditions, reflecting the Company’s determination that the effects on the ARS’s fair value of the increased penalty interest being paid by the non-auctioning bonds, as offset by a liquidity/risk value reduction, would render the fair values materially the same as their carrying value (par), (iv) the timing of expected future cash flows, and (v) the likelihood of repurchase at par for each security.
The Cato Corporation makes the following acknowledgments:
•	That it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have questions, please contact me at (704) 551-7315.
Sincerely,
/s/John R. Howe
Executive Vice President
Chief Financial Officer

8100 Denmark Road
P.O. Box 34216
Charlotte, North Carolina 28234
(704) 554-8510